EXHIBIT 16.1

February 24, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

We have read Item 4 of Form 8-K dated February 18, 2004, of Vestin Fund I, LLC and are in agreement with the statements contained in the second, third, and fourth paragraphs and the first sentence of the first paragraph. We have no basis to agree or disagree with the statements made in the second sentence of the first paragraph.

/s/ Ernst & Young LLP